EXHIBIT 99.1

Golar LNG Dividend Information

HAMILTON, Bermuda, Aug. 26, 2014 (GLOBE NEWSWIRE) -- Reference is made to the second quarter 2014 report released on Aug 26, 2014. Golar LNG will be trading ex-dividend of a total dividend of $0.45 per share on September 8, 2014. The record date will be September 10, 2014 and the dividend will be paid on or about September 26, 2014.

Golar LNG Limited
Hamilton, Bermuda
26 August, 2014

CONTACT:  Brian Tienzo
          Chief Financial Officer
          Tel + 44 207 063 7900